         CME ANNOUNCES CESSATION OF FUNDING OF BERLIN STATION
              PULS-TV; TAKES WRITE DOWN OF APPROXIMATELY
                 $20 MILLION AGAINST GERMAN OPERATIONS


For Immediate Release

         HAMILTON, BERMUDA, May 13, 1997 - Central European Media Enterprises Ltd. (CME) announced its decision today to discontinue sole funding of PULS-TV, the regional television station for Berlin and Brandenburg. It also announced that it will take a write down of approximately $20 million against its German operations.

         CME has been the only partner supporting the station's losses of approximately DM 2 million per month for the past 18 months. Since December 1996, the Berlin partners have attempted to find new investors and a new management to guide the station to profitable operations. This effort, however, has not been successful.

         Commenting on the decision, CME's President and Chief Executive Officer Leonard M. Fertig said, 'This was an extremely difficult decision to make. CME has been committed to regional TV in Berlin since it launched its operations in 1993. Although the station has gone through several changes of concept and management in that time, the local television advertising market in Berlin has not developed as planned. CME concluded that its shareholders would be better served by using the company's financial and management resources to focus on other opportunities in the region.'

         In addition to CME, the partners in the station include Ulrich Schamoni, Time Warner Entertainment GmbH, George Soros and APA Falladium GmbH. As a result of being the only partner funding Berlin's losses since the fourth quarter of 1995, CME's share of ownership in the Berlin station has grown to over 59%.

         CME, which is traded on the U.S. Nasdaq Stock Exchange (CETV), invests in, develops and operates national television stations and station groups in eastern and central Europe and Germany.


For further information, please contact:

Gerry Buckland                                   Chris Plunkett/Mike Smargiassi
44 181 882 0499                                  1 212 986 6667